FILE NO. 70-10259

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 1

                                       to

                                    FORM U-1

                                   APPLICATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 Harbert Distressed Investment Master Fund, Ltd.
                             c/o 555 Madison Avenue
                                   16th Floor
                               New York, NY 10022

                      ------------------------------------

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

                                ----------------

                 Harbert Distressed Investment Master Fund, Ltd.
                             c/o 555 Madison Avenue
                                   16th Floor
                               New York, NY 10022

                      ------------------------------------

                   (Names and addresses of agents for service)

             The Commission is also requested to send copies of any
                communications in connection with this matter to:

                                       Mark F. Sundback
                                       Kenneth L. Wiseman
                                       Andrews Kurth LLP
                                       1701 Pennsylvania Avenue, N.W., Suite 300
                                       Washington, D.C. 20006

     Harbert Distressed Investment Master Fund, Ltd. ("Harbert" or the "Applicant") hereby amends its Application/Declaration filed with the Securities and Exchange Commission ("Commission") in File No. 70-10259 by restating Items 1 and 6 thereof as follows.

Item 1. Description of Proposed Transaction

     Harbert anticipates that the funds and accounts managed by it will receive, in the aggregate, more than ten percent (10%) of the voting securities of a public utility company, the reorganized NorthWestern Corporation ("NorthWestern"), pursuant to Debtor's Second Amended and Restated Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated August 27, 2004 ("Second Amended and Restated Plan of Reorganization"), filed by NorthWestern in the United States Bankruptcy Court for the District of Delaware.(1)

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(1)  In re NorthWestern Corp., Case No. 03-12872 (CGC) (Bankr. D. Del.) (filed
     Sept. 14, 2003).

     Harbert requests an order under section 3(a)(4) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), 15 U.S.C. ss. 79c(a)(4), exempting it from regulation as a holding company. Harbert submits that its circumstances clearly qualify it for status as only temporarily a holding company as contemplated by the Act.

     The Disclosure Statement dated August 27, 2004, filed in connection with the Second Amended and Restated Plan of Reorganization ("Disclosure Statement"), indicates that by operation of the Second Amended and Restated Plan of Reorganization, Harbert's funds and accounts will receive voting securities of the reorganized NorthWestern in exchange for previously contracted bona fide debt of NorthWestern. Harbert plans to hold the voting securities for investment purposes only, and will reduce its interests to less than ten percent of the outstanding voting securities of the reorganized NorthWestern as soon as it is financially reasonable, consistent with Harbert's fiduciary obligations to its investors. Accordingly, Harbert will be "temporarily a holding company" within the meaning of section 3(a)(4) and entitled to exemption under that section. As explained more fully herein, the proposed exemption will not result in detriment to the public interest or the interest of investors or consumers.

     A hearing on confirmation of the Second Amended and Restated Plan of Reorganization was commenced on August 25, 2004 and concluded October 6, 2004. Formal confirmation of the Second Amended and Restated Plan of Reorganization occurred on October 19, 2004. The Plan became effective on November 1, 2004.

     Attached hereto as Exhibit 2 is a letter Harbert sent today to NorthWestern regarding steps which Harbert believes NorthWestern needs to take to avoid violating the terms of the Plan and impairing value (conferred upon the class of creditors of which Harbert is a member) under the approved Plan.

     A. Description of Harbert

     Harbert Management Corporation ("HMC") was founded in 1945 and is a privately held firm specializing in non-traditional money management activities. HMC is an investment management firm with a diversified portfolio of assets under management, serving pension trusts, endowments and foundations, pension funds, banks, insurance companies, family offices, and high net worth individuals. HMC has sponsored numerous funds, including Harbert Distressed Investment Master Fund, Ltd. Harbert's investment team also manages a separate managed account, Alpha Sub US Fund VI, LLC ("Alpha"). HMC's investments range across a wide variety of industries; diversification across asset classes is a fundamental goal of HMC.

     HMC Investments, Inc., a wholly-owned subsidiary of HMC, is a registered broker/dealer, and member NASD, SIPC. The Harbinger Group, Inc., an indirect wholly-owned subsidiary of HMC, is an SEC registered investment advisor.

     Neither HMC nor any of the funds or accounts it manages is presently a "public-utility company," a "holding company," or an "affiliate" of any public utility or holding company under the Act.

     B. Description of NorthWestern Corporation

     As detailed in the Disclosure Statement, NorthWestern is a public utility company that generates, transmits, and distributes electricity and provides natural gas distribution service to approximately 608,000 customers in Montana, South Dakota, and Nebraska.

     NorthWestern has generated and distributed electricity in South Dakota and has distributed natural gas in South Dakota and Nebraska through its energy division, NorthWestern Energy, since NorthWestern's formation in 1923. In 2002, NorthWestern completed the acquisition of the electric and natural gas transmission and distribution business of The Montana Power Company, and since November 15, 2002, has operated those businesses through its NorthWestern Energy division.

     Electric Utility Operations. NorthWestern operates regulated electric utility businesses in Montana and South Dakota. It is subject to the jurisdiction of, and regulation by, the Federal Energy Regulatory Commission ("FERC") with respect to the issuance of securities and the setting of wholesale electric rates. NorthWestern is not subject to the Act. With respect to electric service territorial issues, rates, terms, and conditions of service, accounting records and other aspects of its operations, NorthWestern's Montana operations are subject to the jurisdiction of, and regulation by, the Montana Public Service Commission, and its South Dakota operations are subject to the jurisdiction of, and regulation by, the South Dakota Public Utilities Commission.

     NorthWestern's Montana electric utility business consists of a transmission and distribution network. Its service territory covers approximately 107,600 square miles, which represents approximately 70% of Montana's land area. It delivers electricity to approximately 305,0000 customers in 191 communities and their surrounding rural areas in Montana, including Yellowstone National Park. It also delivers electricity to rural electric cooperatives in Montana that serve approximately 76,000 customers. Its electric distribution system consists of approximately 19,700 miles of overhead and underground distribution lines and approximately 334 transmission and distribution substations. It purchases from third parties substantially all of the power it transmits and distributes to Montana customers. According to the Disclosure Statement, NorthWestern believes that its power purchase arrangements, in conjunction with its ability to make open market purchases, are sufficient to meet its power supply needs through June 30, 2007, the end of the original deregulation transition period in Montana. In its most recent session, the Montana legislature extended that transition period to the year 2027.

     NorthWestern operates in South Dakota as a vertically integrated generation, transmission, and distribution utility. Its electricity revenues in South Dakota are derived primarily from generation, transmission, and distribution service to residential, commercial, and industrial retail customers and from wholesale sales. NorthWestern has the exclusive right to serve an assigned service area in South Dakota in 25 counties with a combined population of approximately 99,500, and it provides retail electricity to over 57,600 customers in 108 communities in South Dakota. Residential, commercial, and industrial services are generally bundled packages of generation, transmission, distribution, meter reading, billing, and other services. In addition, NorthWestern provides wholesale transmission of electricity to a number of South Dakota municipalities, state government agencies, and agency buildings; for these services, NorthWestern is responsible for the transmission of contracted electricity to a substation or other distribution point, and the purchaser is responsible for further distribution, billing collection, and other related functions. NorthWestern also sells electricity to resellers, including power pools and other utilities. NorthWestern's transmission and distribution network in South Dakota consists of approximately 3,100 miles of overhead and underground transmission and distribution lines as well as 120 substations. Most of the electricity that NorthWestern supplies to customers in South Dakota is generated by three power plants that NorthWestern owns jointly with unaffiliated parties. NorthWestern also owns several peaking/standby generating units at nine locations in its service area.

     Natural Gas Utility Operations. NorthWestern operates regulated natural gas utility businesses in Montana, South Dakota, and Nebraska. Its natural gas services include fully bundled services consisting of natural gas supply and distribution services, although certain large commercial and industrial retail customers, as well as wholesale customers, purchase the natural gas commodity from another provider and utilize NorthWestern's transportation and distribution services. NorthWestern's natural gas transportation pipelines are not generally subject to the jurisdiction of the FERC but are subject to state regulation.

     NorthWestern conducts limited interstate transportation in Montana that is subject to the jurisdiction of the FERC, but the FERC has allowed the Montana Public Service Commission to set the rates for this interstate service. NorthWestern is subject to Montana Public Service Commission jurisdiction when it issues, assumes, or guarantees securities in Montana, and when it creates liens on its Montana properties. The Montana Public Service Commission sets rates for NorthWestern's Montana natural gas supply. NorthWestern distributed approximately 55 billion cubic feet of natural gas to 163,000 customers in 109 Montana communities in 2003. NorthWestern's natural gas distribution system consists of approximately 3,500 miles of underground distribution pipelines. NorthWestern also transports gas in Montana from production receipt points and storage facilities to distribution points and other nonaffiliated transportation systems.

     Northwestern is subject to the jurisdiction of the South Dakota Public Utilities Commission with respect to rates, terms and conditions of service, accounting records, and other aspects of its natural gas transmission and distribution operations in South Dakota.

     The Nebraska Public Service Commission regulates rates and terms and conditions of service for natural gas companies. However, a natural gas company in Nebraska may continue to negotiate rates for natural gas service with the cities that it serves when the natural gas company files an application for increased rates with the Nebraska Public Service Commission. NorthWestern provided natural gas to approximately 82,000 customers in 59 South Dakota communities and 4 Nebraska communities in 2003. It has approximately 2,100 miles of distribution gas mains in South Dakota and Nebraska with distribution capacity of approximately 15,000 million BTU per day as of the end of 2003. NorthWestern also transports natural gas for other gas suppliers and marketers in South Dakota and Nebraska.

     NorthWestern's natural gas supply requirements are fulfilled through third-party, fixed-term purchase contracts, natural gas storage services contracts, and short-term market purchases. According to the Disclosure Statement, NorthWestern believes that its Montana, South Dakota, and Nebraska natural gas supply, storage, and distribution facilities and agreements are sufficient to meet its ongoing requirements.

     C. NorthWestern's Bankruptcy Reorganization

     On September 14, 2003, NorthWestern filed a petition for relief under Chapter 11 of the United States Bankruptcy Code. In the succeeding eleven months, NorthWestern, as debtor-in-possession, negotiated with creditors, state regulators, and other parties, a plan of reorganization that provides for the reorganization of NorthWestern as a standalone, regulated utility company. In so doing, NorthWestern has divested nearly all of its interests in non-regulated utility businesses but has expressed no interest in disposing of all or part of the company's public utility business and assets.

     Under the Second Amended and Restated Plan of Reorganization filed by Northwestern on August 27, 2004, Northwestern's unsecured creditors will receive pro rata distributions of all of the common stock of reorganized NorthWestern (subject only to dilution by relatively small amounts of new stock issued pursuant to a management incentive plan). NorthWestern will retain all its public utility lines of business and will continue to operate as a standalone public utility company.

     Harbert and Alpha hold publicly traded Senior Notes issued by NorthWestern in 2002. Harbert acquired these securities in NorthWestern in the ordinary course of its business on behalf of the managed funds and accounts. As part of their investment strategies, Harbert and Alpha regularly attempt to identify undervalued securities of financially distressed companies.(2) Harbert and Alpha acquired 7.875% NorthWestern debt due 2007, 8.75% of NorthWestern debt due 2012, 6.95% NorthWestern debt due 2028, 7.07% Montana Power debt due 2006, 7.96% Montana Power debt due 2026, and 7.875% Montana Power debt due 2026. Harbert or its administered funds also own beneficially several issuances of NorthWestern's subordinated debt securities consisting of 7.2% junior subordinated deferrable interest debentures due 12/31/2038, the 8.1% junior subordinated deferrable interest debentures due 1/15/2032, the 8.125% junior subordinated deferrable interest debentures due 9/30/2025, and the 8.25% junior subordinated deferrable interest debentures due 12/31/2038 (collectively, the subordinated issues are referred to as the "TPOrS Sub-debt"). These securities were acquired for investment purposes and continue to be held exclusively for such purposes.(3)

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(2)  Harbert's distressed investment activities focus on financially troubled businesses, including those that are involved in reorganization proceedings under Chapter 11 of the Bankruptcy Code. Chapter 11 was enacted to give financially distressed companies a "fresh start"--a chance to reorganize as viable enterprises. In effect, the courts supervise the reorganization process, allowing the troubled company to continue to operate while it works out a settlement with its creditors. Historically, Chapter 11 reorganizations have created attractive investment possibilities for those who understand the reorganization process. The investment process is complicated, combining value oriented, fundamental company analysis with the legal aspects of the reorganization proceeding. From a basic perspective, the analysis is to initially determine the enterprise value of the subject company, and then assess, based on such value, the likely recoveries by each creditor constituency and the timing thereof.

(3) Harbert Funds holding NorthWestern securities or owning them beneficially are Harbert Distressed Investment Master Fund, Ltd. and Alpha Sub US Fund VI, LLC.

     Under the Second Amended and Restated Plan of Reorganization, the funds and accounts managed by Harbert expect to receive, in the aggregate, up to a maximum of approximately 26.5% of the common stock of reorganized NorthWestern if Harbert and affiliates were to exercise all available warrants.(4)

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(4)  Under the Second Amended and Restated Plan of Reorganization, this percentage could be affected if certain unsecured creditors elect not to receive distributions of common stock of reorganized NorthWestern, which would increase the percentage of the common stock distributed to the remaining unsecured creditors, including the Harbert funds and accounts.

     Harbert was active in the re-organization proceedings of NorthWestern. Harbert, along with its legal and financial professionals, engaged in negotiations with NorthWestern, other creditor groups, and other parties to develop the Second Amended and Restated Plan of Reorganization. This plan was filed by NorthWestern and enjoys broad support.

     A hearing on confirmation of the Second Amended and Restated Plan of Reorganization was held on August 25, 2004, and concluded on October 6, 2004. Confirmation occurred on October 19, 2004, and the Plan became effective November 1, 2004.

     Item 6. Exhibits

     A. Form of Notice

     B. Copy of Letter from Harbert to NorthWestern.

     C. Disclosure Statement (including, as an exhibit, the Second Amended and Restated Plan of Reorganization) : filed pursuant to Form SE in hard copy.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned entities have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                       HARBERT DISTRESSED INVESTMENT
                                       MASTER FUND, LTD.
                                       on its own behalf and
                                       on behalf of certain affiliated funds and managed accounts


                                       By: /S/ Joel B. Piassick
                                           --------------------
                                           Joel B. Piassick
                                           Director

Date: February 15, 2005

                                  EXHIBIT INDEX

Exhibit

1    Form of Notice

2.   Copy of Letter from Harbert to NorthWestern

3. Disclosure Statement (including, as an exhibit, the Second Amended and Restated Plan of Reorganization) : filed pursuant to Form SE in hard copy.

03773.0003 #548786